UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Cano Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

13781Y103

(CUSIP Number)

Dr. Lewis Gold

1235 Spanish River Road

Boca Raton, Florida 33432

(954) 557-7565

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 14, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13781Y103

1	NAME OF REPORTING PERSON

EGGE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,533,085
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,533,085
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,533,085
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 13781Y103

1	NAME OF REPORTING PERSON

EG Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,691,935
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,691,935
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,691,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 13781Y103

1	NAME OF REPORTING PERSON

Lewis Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,706,760
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,706,760
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,706,760
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 13781Y103

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein and corrects the Reporting Persons’ beneficial ownership as previously reported.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

In connection with the merger described in that certain Business Combination Agreement, dated as of November 11, 2020, as amended (the “Merger”), by and among the Issuer (formerly known as Jaws Acquisition, Corp.), Jaws Merger Sub, LLC, Primary Care (ITC) Holdings, LLC (the “Predecessor Company”) and the other parties thereto, through an exchange of membership interests in and options held with respect to the Predecessor Company, EGGE received 1,233,085 shares of Class A Common Stock and EG Advisors received 158,850 shares of Class A Common Stock. On the effective date of the Merger, the closing price of the shares of Class A Common Stock was $14.75 per share of Class A Common Stock.

Additionally, EGGE purchased in the open market an aggregate of 300,000 shares of Class A Common Stock with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 300,000 shares of Class A Common Stock purchased in the open market and directly beneficially owned by EGGE is approximately $2,042,076, excluding brokerage commissions.

In connection with Dr. Gold’s prior service on the Board of Directors of the Issuer (the “Board”), Dr. Gold was awarded restricted stock units representing 14,825 shares of Class A Common Stock, which fully vested prior to his resignation from the Board.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 14, 2023, counsel on behalf of Mr. Cooperstone, Mr. Barry Sternlicht and Dr. Lewis Gold (collectively, the “Former Directors”) delivered a letter (the “Counsel Letter”) to counsel to the Board demanding that the Board immediately re-open the nomination and proposal window under the Issuer’s by-laws (the “Bylaws”) for a period of at least 30 days, given the recent disclosures by CEO Dr. Marlow Hernandez and the Issuer and the significant changes at the Issuer that have all occurred following the expiration of the nomination and proposal deadline. In the Counsel Letter, the Former Directors informed counsel to the Board of the overwhelming support they have received from stockholders since issuing their public letter on April 10, 2023, and that, in their view, stockholders must be given the opportunity to vote on the Issuer’s oversight and corporate governance at the Issuer’s upcoming annual meeting of stockholder. In the Counsel Letter, the Former Directors demanded that the Board immediately issue a press release informing stockholders that the nomination and proposal window under the Bylaws is being re-opened for a period of at least 30 days following the issuance of the press release.

On April 17, 2023, the Former Directors issued a press release (the “April 17 Press Release”) announcing the delivery of the Counsel Letter. The foregoing description of the Counsel Letter and the April 17 Press Release do not purport to be complete and are qualified in their entirety by reference to the April 17 Press Release, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP No. 13781Y103

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of shares of Class A Common Stock reported owned by each person named herein is based upon 264,174,645 shares of Class A Common outstanding as of March 13, 2023, which is the total number of shares of Class A Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2023.

As of the date hereof, EGGE directly beneficially owns 1,533,085 shares of Class A Common Stock, constituting less than 1% of the Class A Common Stock outstanding.

As of the date hereof, EG Advisors directly beneficially owns 158,850 shares of Class A Common Stock. As the investment manager of EGGE, EG Advisors may also be deemed to beneficially own the 1,533,085 shares of Class A Common Stock, which together with the 158,850 shares of Class A Common Stock directly beneficially owned by EG Advisors, constitutes an aggregate of 1,691,935 shares of Class A Common Stock or less than 1% of the Class A Common Stock outstanding.

As of the date hereof, Dr. Gold directly beneficially owns 14,825 shares of Class A Common Stock. As the Co-Managing Member of EG Advisors, Dr. Gold may also be deemed to beneficially own the 1,533,085 shares of Class A Common Stock directly owned by EGGE and the 158,850 shares of Class A Common Stock directly owned by EG Advisors, which together with the 14,825 shares of Class A Common Stock directly beneficially owned by Dr. Gold, constitutes an aggregate of 1,706,760 shares of Class A Common Stock or less than 1% of the Class A Common Stock outstanding.

As a result of entering into the Group Agreement, the Reporting Persons and the other parties thereto may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act. The Reporting Persons have been advised that (i) Mr. Sternlicht may be deemed to beneficially own 25,480,624 shares of Class A Common Stock and (ii) Mr. Cooperstone and his affiliates may be deemed to beneficially own 14,825 shares of Class A Common Stock and 159,780,988 shares of Class B Common Stock. Additionally, EGGE directly beneficially owns 1,233,085 shares of Class B Common Stock and EG Advisors directly beneficially owns 158,850 shares of Class B Common Stock. Accordingly, assuming full vesting and conversion of any convertible securities held by the Group, the aggregate voting power of the Group is approximately 35.7% based on an aggregate of 528,178,564 shares of Class A Common Stock and Class B Common Stock outstanding as of March 13, 2023 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2023. The Reporting Persons disclaim beneficial ownership of any securities of the Issuer owned by the other members of the Group.

(b)       Each of the Reporting Persons have the sole power to vote and dispose of the shares of Class A Common Stock owned by that Reporting Person.

(c)       No Reporting Person has entered into any transactions in the securities of the Issuer during the past sixty days.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Press Release, dated April 17, 2023.

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CUSIP No. 13781Y103

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2023

EGGE, LLC

By:	/s/ Lewis Gold
	Name:	Lewis Gold
	Title:	Co-Managing Member

EG Advisors, LLC

By:	/s/ Lewis Gold
	Name:	Lewis Gold
	Title:	Co-Managing Member

/s/ Lewis Gold
Lewis Gold

7